United States securities and exchange commission logo





                            May 4, 2021

       Gary Smalley
       Chief Financial Officer
       Tutor Perini Corporation
       15901 Olden Street
       Sylmar, CA 91342

                                                        Re: Tutor Perini
Corporation
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Response dated
April 20, 2021
                                                            File No. 001-06314

       Dear Mr. Smalley:

               We have reviewed your April 20, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 12, 2021 letter.

       Form 10-K for the year ended December 31, 2020

       Note 7. Financial Commitments, page F-27

   1. We note your response to comment 1. In future filings, please ensure your disclosures clearly disclose any
gains or losses that may have resulted from the extinguishment, including where the
gains or losses are presented in your financial statements.
 Gary Smalley
Tutor Perini Corporation
May 4, 2021
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if
you have any questions.



FirstName LastNameGary Smalley                         Sincerely,
Comapany NameTutor Perini Corporation
                                                       Division of Corporation
Finance
May 4, 2021 Page 2                                     Office of Real Estate &
Construction
FirstName LastName